 COLE CREDIT PROPERTY TRUST III, INC.
SUPPLEMENT NO. 1 DATED APRIL 30, 2010
TO THE PROSPECTUS DATED APRIL 30, 2010

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated April 30, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the status of the offering of shares of Cole Credit Property Trust III, Inc.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008.  Of these shares, we are offering up to 230,000,000 shares in a primary offering and have reserved and are offering up to 20,000,000 shares pursuant to our distribution reinvestment plan.  As of April 30, 2010, we had accepted investors’ subscriptions for, and issued, 147,981,417 shares of our common stock in the offering, resulting in gross proceeds of approximately $1.5 billion.  As of April 30, 2010, we had approximately 102,018,583 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated.  If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law.  In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified.  The offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.  We reserve the right to terminate the offering at any time prior to the stated termination date.